

Mail Stop 3720

February 11, 2008

Mr. Sebastian Cassetta
Chief Executive Officer
Sielox, Inc.
170 East Ninth Ave.
Runnemede, NJ 08078

      Re: **Sielox, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed April 4, 2007

              Form 10-Q/A for Fiscal Quarter Ended September 30, 2007
              File No. 0-29423

Dear Mr. Cassetta:

We have reviewed your supplemental response letter dated January 7, 2008 and we have the following comments. As noted in our comment letter dated December 20, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K
Financial Statements
Revenue Recognition, Page F-14

1.   We note in your response to comment 2 that "[e]ven though a particular component may be part of an installation, if not available for delivery and installation, such component is not billed and is not recognized as revenue until it is available and shipped to the dealer/distributor. With a view towards enhanced revenue recognition policy disclosure, tell us if there are instances where you sell components to be included as part of a larger system installation where a customer contract requires delivery and/or installation of a complete system or acceptance by the ultimate customer. If so, explain to us how these contractual provisions impact the timing of your revenue recognition for delivered components. Please refer to the guidance in SAB Topic 13:A.3b when preparing your response and explain to us your consideration of it when formulating your policy.

7. Intangible Assets, page F-17

2.   We reiterate our previous comment 4. In reasonable detail, please describe for us the distribution agreements that you acquired in the Southern Imaging acquisition. Tell us of any exclusive rights that convey to the Company in the distribution agreements and explain what gives these agreements value. Explain to us in detail the renewal terms and conditions of the distribution agreements. Please also identify the technologies and products which are covered under the agreements. Tell us the expected lives of the technologies and products; and explain if/and when they are expected to be replaced. Also, explain to us your consideration of the guidance provided by Appendix A of SFAS 142.

Form 10-Q/A for September 30, 2007
Financial Statements
Note 3 – Merger, page 10

3.   We note your response to comment 5 and the disclosure appearing on page F-11 of the Company's Form 10-K, however we continue to remain unclear regarding the nature and extent of the relationships among Dynabazaar, LQ Corporation and Barrington. The following circumstances lead us to question whether Dynabazaar and LQ Corporation were under the control of Barington.

•   We note on pages 2 and 3 of LQ Corporation's final Form 10-K/A, filed on April 30, 2007, that three members of LQ Corporation's Board of Directors were associated with Barington Capital: Sebastian E. Cassetta at that time served as a Senior Managing Director and the Chief Operating Officer of Barington since August 2003, Dianne McKeever was employed as a research analyst by Barington, and Michael A. McManus Jr., a Barington investor and member of the advisory board of an affiliate of Barington, also served as a representative of Barington in a proxy contest for Schulman Inc. board representation in 2006.

•   In addition to Mr. Cassetta's position as CEO of LQ Corp, the remaining officer of LQ Corp, CFO Melvyn Brunt, also served as Dynabazaar's CFO and Secretary.

•   Similarly, the disclosures on pages 1 and 2 of the Registrant's (Dynabazaar/Sielox) Form 10-K/A filed on April 17, 2007 indicate that the general partner, chairman and CEO of Barington affiliates served as President, CEO and director of the Registrant and that a majority of the Registrant's officers were associated with Barington and LQ Corporation.

•   We note too that the Registrant's Services Agreement with Barington, which can only be unilaterally terminated by Barington, appears to provide Barington with an opportunity to control much of the Registrant's administrative operations.

With this in mind please expand your response to comment 5.   Describe for us all contracts, agreements, understanding and relationships between LQ Corporation, Dynabazaar (Sielox) and Barington et al before the July 31, 2007 merger of LQ Corporation and Dynabazaar (Sielox) and provide us with a robust explanation of why LQ Corporation and Dynabazaar (Sielox) were not commonly controlled companies prior to their merger in July of 2007. We note that commonly controlled subsidiaries of a common parent corporation are at times operated as separate and distinct entities with separate boards of directors. A decision by Barington to vote in favor of the merger in proportion to the votes of the other stockholders of Dynabazaar and LQ Corporation has no bearing on the question of whether these entities were under the control of Barington.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director